July 16, 2009

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2008 and Forms 10-Q for Fiscal Quarters Ended September 30, 2008, December 31, 2008 and March 31, 2009 File Number 1-07151

Dear Mr. Decker:

We would like to thank the Staff for the attention devoted to the Clorox Company’s (“the Company”) segment reporting disclosure and for taking the time to discuss our disclosure in conference calls, including our conference call on July 8, 2009.

As discussed during our call, beginning with the Company’s Form 10-K for the fiscal year ended June 30, 2009, the Company will report its operations through four reportable segments, as follows:

Segment 1

Segment 1 includes home-care, laundry, away-from-home and auto-care products marketed and sold in the United States. Products within this category include laundry additives, including bleaches, under the Clorox® and Clorox 2® brands; cleaning products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; and natural cleaning products under the Green Works™ brand.

Segment 2

Segment 2 includes Food, Brita and Burt’s Bees products. Products within this category include food products, primarily under the Hidden Valley® and K C Masterpiece® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® brand.

Segment 3

Segment 3 includes charcoal, cat litter and plastic bags, wraps and containers products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers, under the Glad® brand; cat litter products, primarily under the Fresh Step® and Scoop Away® brands; and charcoal products under the Kingsford® and Match Light® brands.

Segment 4

Segment 4 includes products sold outside the United States.

It is our understanding that our submission of this letter will complete the Staff’s review of our filings. We thank the Staff for their participation in the conference calls and the open dialogue that helped us resolve this matter.

If you have any questions or need any additional information, please contact Tom Johnson, Vice President – Controller, at (510) 271-2873 or me at (510) 271-7377.

Sincerely,

/s/ Daniel J. Heinrich

Daniel J. Heinrich
Executive Vice President-
Chief Financial Officer

cc:

Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Assistant General Counsel
Ernest Greene	Securities and Exchange Commission
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young